Exhibit 99.1

Financial Report Grupo Financiero Galicia S.A. 4th Quarter of the 2021 Fiscal Year

Grupo Financiero Galicia Grupo Financiero Galicia S.A. (BYMA/NASDAQ: GGAL), Buenos Aires, Argentina, February 15, 2022 Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia” or “GFG”) announced its financial results for the fourth quarter of the 2021 fiscal year that ended on December 31, 2021 (the “Quarter”) This report is a summary analysis of GFG’s financial condition and results of operations as of and for the periods indicated herein. For a correct interpretation, this report must be read in conjunction with GFG’s financial statements, as well as with all other information periodically filed with the Argentine National Securities Commission (www.cnv.gob.ar), the Buenos Aires Stock Exchange (www.bolsar.com), the Cordoba Stock Exchange (www.bolsacba.com.ar) and with Nasdaq (www.nasdaq.com). Readers of this report must note that this is a translation based upon an original version that was written and expressed in Spanish. As such, the original Spanish version shall control in all respects, including with respect to any matters of interpretation. Diego Rivas Pablo Firvida Chief Financial Officer Investor Relations Officer

Conference Call February 16, 2022 +1 720 Highlights 11:00 a.m. (Eastern Time) Conferen $32,929 million Net Income for the year -15% vs. 2020 $8,991 million Except as otherwise noted, the information Net Income in this report was adjusted +105% vs. 4Q 2020 and restated in constant currency, in 11.96% 61.55 % accordance with IAS 29 ROE Efficiency “Financial Information in +98 bp vs. 4Q 2020 +303 bp vs. 4Q 2020 Hyperinflationary Economies.” 12.16% 10.27% Market Share: : Loans to the private sector he private sector -85 bp. vs. 4Q 2020 +20 bp. vs. 4Q 2020 $6.09 23.42% Net Profit per share Capital Ratio

# Selected financial information

| Selected ratios | | | | | | | |
|---|---|---|---|---|---|---|---|
| *Percentages* | | 2021 | 2020 | Variation (bp) | | 2021 | 2020 |
| | 4Q | 3Q | 4Q | vs. 3Q21 | vs. 4Q20 | 12M | 12M |
| ROA | 2.18 | 2.56 | 1.20 | (38) | 98 | 2.04 | 2.50 |
| ROE | 11.96 | 14.24 | 7.27 | (228) | 469 | 11.58 | 15.35 |
| Financial Margin | 17.82 | 16.89 | 18.08 | 93 | (26) | 16.84 | 19.34 |
| Efficiency ratio | 61.55 | 56.13 | 58.52 | 542 | 303 | 64.00 | 47.89 |
| Capital ratio [(1)] | 23.42 | 26.10 | 22.16 | (268) | 126 | | |
| NPL Ratio | 3.33 | 3.96 | 1.39 | (63) | 194 | | |
| Allowance for loan losses / Private-sector financing | 5.83 | 6.73 | 6.60 | (90) | (77) | | |
| Coverage | 174.94 | 169.91 | 474.59 | 503 | (29,965) | | |
| Non-accrual portfolio with guarantees to non-accrual portfolio | 7.72 | 7.72 | 18.71 | - | (1,099) | | |
| Cost of risk | 2.06 | 3.17 | 4.68 | (111) | (262) | 2.77 | 6.29 |

*(1) Banco Galicia consolidated with Naranja X.*

| Share evolution | | | | | |
|---|---|---|---|---|---|
| *In pesos, except otherwise noted* | | 2021 | 2020 | Variation (bp) | |
| | 4Q | 3Q | 4Q | vs. 3Q21 | vs. 4Q20 |
| Market price | | | | | |
| Shares – BYMA | 195.35 | 193.85 | 125.75 | 150 | 6,960 |
| ADS – NASDAQ (in US$) | 9.49 | 10.07 | 8.74 | (58) | 75 |
| Price BYMA / book value | 0.95 | 0.97 | 0.68 | (2) | 27 |
| Average daily volume (in thousands of shares) | | | | Variation (%) | |
| BYMA | 1,870 | 1,896 | 2,196 | (1) | (15) |
| NASDAQ [(1)] | 8,856 | 8,979 | 8,282 | (1) | 7 |
| Financial Information | | | | | |
| Shares outstanding (in thousands of shares) | 1,474,692 | 1,474,692 | 1,474,692 | - | - |
| Book value per share (in pesos) | 205.13 | 199.06 | 184.06 | 3 | 11 |
| Net income per share (in pesos) | 6.10 | 7.03 | 3.28 | (13) | 86 |

*(1) Expressed in equivalent shares: 10 ordinary shares = 1 ADS.*

4

Consolidated Information Additional Information 2021 2021 2021 2020 4Q 3Q 2Q 1Q 4Q Employees 8,714 8,744 8,817 9,025 9,326 Banco Galicia 5,319 5,406 5,501 5,602 5,764 Naranja X 2,905 2,869 2,858 2,979 3,104 8,714 487 Fondos Fima 23 23 23 23 24 Galicia Seguros 336 331 350 344 368 Employees Branches and Other subsidiaries 131 115 85 77 66 others points of sale Branches and other points of sales 487 498 508 508 509 Banco Galicia 312 318 327 327 326 Naranja X 175 180 181 181 183 Deposit Accounts at Banco Galicia (in thousands) 6,196 6,308 6,250 6,226 6,180 Credit Cards (in thousands) 13,810 13,783 13,757 13,764 13,688 Banco Galicia 5,135 5,120 5,111 5,105 5,075 6,196 13,810 Naranja X 8,675 8,663 8,646 8,659 8,613 Fondos Fima: assets under Deposit Accounts Credit Cards management (in thousands (in thousands) millions of pesos) 345 341 304 328 290 at Banco Galicia (in thousands)

Grupo Financiera Galicia is made up of Banco de Galicia y Buenos Aires S.A.U. (“Banco Galicia”), Tarjetas Regionales S.A. (“Naranja X”), Sudamericana Holding S.A. (“Galicia Seguros”), Galicia Asset Management S.A.U. (“Fondos Fima”), IGAM L.L.C. (“Inviu”) and Galicia Securities S.A. GFG is one of the main financial services holding companies in Argentina. GFG provides savings, credit and investment opportunities to individuals and companies and its board of directors is focused on customer experience and sustainable development.

Results for the Fiscal Year Net Income attributable to GFG for the 2021 fiscal year amounted to The foregoing result was mainly attributable to profits from GFG’s interests Ps.32,929 million, which represented a 2.04% annualized return on average in Banco Galicia (for Ps.24,685 million), in Naranja X (for Ps.6,223 million), assets and an 11.58% return on average shareholders’ equity. in Fondos Fima (for Ps.2,133 million) and in Galicia Seguros (for Ps.1,042 million). Income Statement In millions of pesos, except otherwise noted 2021 2020 Variation (%) 12M 12M Results from Equity Investments 33,407 39,030 (14) Banco Galicia 24,685 32,374 (24) Naranja X 6,223 2,732 128 Fondos Fima 2,133 1,694 26 Galicia Seguros 1,042 1,703 (39) Other subsidiaries (676) 527 (228) Net operating income 437 986 (56) Administrative expenses (427) (457) (7) Other operating income and expenses (12) (12) — Results from the net monetary position (381) (583) (35) Income tax (95) (207) (54) Net income attributable to GFG 32,929 38,757 (15) Other comprehensive income 80 (527) 115 Comprehensive income attributable to GFG 33,009 38,230 (14)

Results for the Quarter Net income attributable to GFG for the Quarter amounted to Ps.8,991 The foregoing result was mainly attributable to profits from GFG’s interests million, which represented a 2.18% annualized return on average assets in Banco Galicia (for Ps.7,476 million), in Naranja X (for Ps.1,140 million), in and an 11.96% return on average shareholders’ equity. Fondos Fima (for Ps.673 million) and in Galicia Seguros (for Ps.247 million). Income Statement In millions of pesos, except otherwise noted 2021 2021 2020 Variation (%) 4Q 3Q 4Q vs. 3Q21 vs. 4Q20 Results from Equity Investments 9,195 10,464 4,772 (12) 93 Banco Galicia 7,476 7,566 4,239 (1) 76 Naranja X 1,140 2,406 229 (53) 398 Fondos Fima 673 481 411 40 64 Galicia Seguros 247 273 63 (10) 292 Other subsidiaries (341) (262) (170) 30 101 Net operating income 81 42 507 93 (84) Administrative expenses (162) (77) (191) 110 (15) Other operating income and expenses (4) (3) (2) 33 100 Results from the net monetary position (99) (38) (129) 161 (23) Income tax (20) (18) (113) 11 (82) Net income attributable to GFG 8,991 10,370 4,844 (13) 86 Other comprehensive income (31) (58) 49 47 (163) Comprehensive income attributable to GFG 8,960 10,312 4,893 (13) 83

Selected financial information Balance Sheet In millions of pesos, except otherwise noted 2021 2021 2020 Variation (%) 4Q 3Q 4Q vs. 3Q21 vs. 4Q20 Assets Cash and due from banks 237,427 253,329 264,786 (6) (10) Debt securities 235,937 232,990 234,593 1 1 Net loans and other financing 751,047 662,327 802,377 13 (6) Other financial assets 355,656 377,318 176,928 (6) 101 Investment in subsidiaries, associates and joint ventures 223 214 134 4 66 Property, bank premises, equipment 62,196 63,083 66,008 (1) (6) Intangible assets 21,231 21,379 21,840 (1) (3) Other assets 17,979 16,138 30,174 11 (40) Assets available for sale 1 1 44 — (98) Total assets 1,681,697 1,626,779 1,596,884 3 5 Liabilities Deposits 1,035,958 1,027,219 1,020,886 1 1 Financing from financial entities 23,711 21,413 20,879 11 14 Other financial liabilities 196,771 159,581 147,257 23 34 Notes 27,972 32,088 25,772 (13) 9 Subordinated notes 26,275 27,262 32,685 (4) (20) Other liabilities 68,444 65,609 77,921 4 (12) Total liabilities 1,379,131 1,333,172 1,325,400 3 4 Total Shareholders’ equity 302,566 293,607 271,484 3 11

| Income Statement | | | | | |
|---|---|---|---|---|---|
| *In millions of pesos, except otherwise noted* | | 2021 | 2020 | | Variation (%) |
| | 4Q | 3Q | 4Q | vs. 3Q21 | vs. 4Q20 |
| Net interest income | 35,304 | 29,073 | 26,491 | 21 | 33 |
| Interest income | 80,932 | 75,120 | 63,537 | 8 | 27 |
| Interest related expenses | (45,628) | (46,047) | (37,046) | (1) | 23 |
| Net fee income | 14,981 | 15,577 | 13,560 | (4) | 10 |
| Fee income | 18,199 | 18,727 | 17,498 | (3) | 4 |
| Fee related expenses | (3,218) | (3,150) | (3,938) | 2 | (18) |
| Net results from financial instruments | 21,278 | 23,883 | 24,377 | (11) | (13) |
| Gold and foreign currency quotation differences | 883 | 751 | 2,937 | 18 | (70) |
| Other operating income | 8,519 | 7,623 | 7,325 | 12 | 16 |
| Underwriting income from insurance business | 2,111 | 1,628 | 2,132 | 30 | (1) |
| Loan loss provisions | (8,569) | (3,192) | (17,861) | 168 | (52) |
| Net operating income | 74,507 | 75,343 | 58,961 | (1) | 26 |
| Personnel expenses | (11,734) | (10,828) | (12,178) | 8 | (4) |
| Administrative expenses | (12,533) | (11,200) | (11,190) | 12 | 12 |
| Depreciations and devaluations of assets | (3,630) | (3,695) | (3,532) | (2) | 3 |
| Other operating expenses | (12,401) | (16,324) | (2,514) | (24) | 393 |
| Operating Income | 34,209 | 33,296 | 29,547 | 3 | 16 |
| Results from the net monetary position | (20,300) | (17,725) | (18,077) | 15 | 12 |
| Results from associates and joint ventures | 9 | (61) | (189) | (115) | (105) |
| Income tax | (4,927) | (5,140) | (6,437) | (4) | (23) |
| Net income | 8,991 | 10,370 | 4,844 | (13) | 86 |
| Other comprehensive income | (31) | (58) | 49 | 47 | (163) |
| Total comprehensive income | 8,960 | 10,312 | 4,893 | (13) | 83 |

10

Since 1905, Banco Galicia has been a part of the development of Argentina, serving as one of the country’s primary private banks controlled by the Argentine national capital. Through Banco Galicia’s assisted and digital distribution channels, it markets a wide range of financial products and services for individuals and companies throughout Argentina. Banco Galicia is strategically focused on customer experience and digital transformation, with the goal of achieving successful and efficient growth.

Banco Galicia Highlights $24,685 million Net Income for the year -24% vs. 2020 The data shown in the $7,476 million tables of this report and the Net Income financial statements +94% vs. 4Q 2020 correspond to 12.03% 62.03% Banco de Galicia +93 bp vs. 4Q 2020 +1,005 bp vs. 4Q 2020 y Buenos Aires S.A.U. ROE Efficiency 12.16% 10.27% Market Share: private sector Deposits to the private sector -85 bp vs. 4Q2020 +20 bp vs. 4Q2020 5,319 312 Employees Branches 12

## Results for the Fiscal Year

Net income for the 2021 fiscal year amounted to Ps.24,685 million, Ps.7,689 million (or 24%) lower than the figure recorded during the previous fiscal year.

Net operating income amounted to Ps.214,687 million, Ps.760 million higher than the Ps.213,927 million recorded during the previous fiscal year. This was primarily due to lower loan-loss provisions in the amount of Ps.28,270 million (or 70%), offset by the reduction in net interest income of Ps.19,939 million (or 22%), and by lower results from gold and foreign currency quotation differences in the amount of Ps.5,400 million (59%).

| Income Statement | | | |
|---|---|---|---|
| *In millions of pesos, except otherwise noted* | 2021 | 2020 | Variation |
| | | 12M | % |
| Net interest income | 68,866 | 88,805 | (22) |
| Net fee income | 31,876 | 31,668 | 1 |
| Net results from financial instruments | 95,931 | 98,923 | (3) |
| Gold and foreign currency quotation differences | 3,694 | 9,094 | (59) |
| Other operating income | 26,534 | 25,921 | 2 |
| Loan-loss provisions | (12,214) | (40,484) | (70) |
| Net operating income | 214,687 | 213,927 | - |
| Personnel expenses | (31,174) | (33,343) | (7) |
| Administrative expenses | (32,586) | (32,697) | (0) |
| Depreciations and devaluations of assets | (10,822) | (9,233) | 17 |
| Other operating expenses | (42,677) | (40,328) | 6 |
| Operating income | 97,428 | 98,326 | (1) |
| Results from the net monetary position | (62,448) | (39,372) | 59 |
| Results from associates and joint businesses | 74 | 45 | 64 |
| Income tax | (10,369) | (26,625) | (61) |
| Net Income | 24,685 | 32,374 | (24) |
| Other comprehensive income | 77 | (540) | 114 |
| Total comprehensive income | 24,762 | 31,834 | (22) |

13

Profitability and efficiency Percentages, except otherwise noted 2021 2020 Variation (bp) 12M ROA 1.73 2.25 (52) ROE 10.47 15.23 (476) Financial margin 15.67 19.13 (346) Efficiency ratio 64.48 43.34 2,114 Results for the Quarter Net income for the Quarter amounted to Ps.7,476 million, Ps.3,237 million Net operating income amounted to Ps.54,492 million, 35% higher than the (76%) higher than the figure recorded in the same quarter of the 2020 fiscal Ps.40,334 million recorded in the same quarter of the 2020 fiscal year, year, primarily as a consequence of a Ps.14,158 million (or 35%) higher net primarily as a consequence of a Ps.11,726 million (or 68%) decrease in loan-operating income, offset by higher other operating expenses in the amount loss provisions and a Ps.4,939 million (or 26%) increase in net interest of Ps.9,626 million (or 638%), and an increase in results from the net income. monetary position in the amount of Ps.1,851 million (or 13%).

## Income Statement

| *In millions of pesos, except otherwise noted* | 4Q 2021 | 3Q 2021 | 4Q 2020 | Variation (%) vs. 3Q21 | Variation (%) vs. 4Q20 |
|---|---|---|---|---|---|
| Net interest income | 23,598 | 19,269 | 18,659 | 22 | 26 |
| Net fee income | 7,944 | 8,702 | 7,388 | (9) | 8 |
| Net results from financial instruments | 21,765 | 23,554 | 23,758 | (8) | (8) |
| Gold and foreign currency quotation differences | 777 | 679 | 2,300 | 14 | (66) |
| Other operating income | 6,012 | 5,521 | 5,559 | 9 | 8 |
| Loan-loss provisions | (5,604) | (1,692) | (17,330) | 231 | (68) |
| Net operating income | 54,492 | 56,033 | 40,334 | (3) | 35 |
| Personnel expenses | (7,872) | (7,403) | (7,660) | 6 | 3 |
| Administrative expenses | (8,899) | (8,111) | (7,444) | 10 | 20 |
| Depreciations and devaluations of assets | (2,709) | (2,799) | (2,636) | (3) | 3 |
| Other operating expenses | (8,117) | (12,839) | 1,509 | (37) | (638) |
| Operating income | 26,895 | 24,881 | 24,103 | 8 | 12 |
| Results from the net monetary position | (16,328) | (14,338) | (14,477) | 14 | 13 |
| Results from associates and joint businesses | 48 | (26) | (184) | (285) | (126) |
| Income tax | (3,139) | (2,951) | (5,203) | 6 | (40) |
| Net Income | 7,476 | 7,566 | 4,239 | (1) | 76 |
| Other comprehensive income | (34) | (52) | 77 | 35 | (144) |
| Total comprehensive income | 7,442 | 7,514 | 4,316 | (1) | 72 |

## Profitability and efficiency

| *Percentages, except otherwise noted* | 4Q 2021 | 3Q 2021 | 4Q 2020 | Variation (bp) vs. 3Q21 | Variation (bp) vs. 4Q20 |
|---|---|---|---|---|---|
| ROA | 2.05 | 2.09 | 1.12 | (4) | 93 |
| ROE | 12.03 | 12.54 | 7.53 | (51) | 450 |
| Financial margin | 16.80 | 15.86 | 17.16 | 94 | (36) |
| Efficiency ratio | 62.03 | 56.79 | 51.98 | 524 | 1,005 |

15

Yields and rates Interest-earning assets(1) Average balances: in millions of pesos. Yields and rates: annualized nominal % 2021 2021 2020 Variation (%/bp) vs. vs. 4Q 3Q 4Q 3Q21 4Q20 Avg Bce Yield Avg Bce Yield Avg Bce Yield Avg Bce Yield Avg Bce Yield 856,68 In pesos 920,499 37.71 903,311 37.24 2 34.96 2 47 7 275 251,53 Government securities 247,417 41.66 261,095 40.36 7 32.18 (5) 130 (2) 948 535,27 Loans 445,227 36.50 392,813 36.35 2 35.24 13 15 (17) 126 Other interest-earning assets 227,855 35.79 249,404 35.38 69,872 42.82 (9) 31 226 (703) In foreign currency 49,531 9.15 64,058 9.38 91,479 9.24 (23) (23) (46) (9) Government securities 781 20.55 1,874 18.00 4,210 50.07 (58) 255 (81) (2,952) Loans 47,137 6.75 58,862 6.00 81,221 7.25 (20) 75 (42) (50) Other interest-earning assets 1,613 73.98 3,322 64.29 6,049 7.58 (51) 969 (73) 6,640 948,16 Interest-earning assets 970,030 36.25 967,369 35.39 1 32.47 — 86 2 378 1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator. The average interest-earning assets amounted to Ps.970,030 million, The increase in peso-denominated other interest-earning assets was increasing Ps.21,869 million (or 2%) as compared to the fourth quarter of related to a higher volume of repurchase agreement transactions with the the 2020 fiscal year. This was primarily a consequence of a Ps.157,984 Argentine Central Bank. million (or 703%) increase in the average volume of peso-denominated other interest-earning assets, which was offset by a decrease of Ps.90,046 The average yield on interest-earning assets for the Quarter was 36.25%, million (or 17%) in average peso-denominated loans and a decrease of representing a 378 bp increase as compared to the same quarter of the Ps.34,084 million (or 42%) in the average volume of dollar-denominated prior fiscal year. This result was primarily a consequence of the growth in loans. average yield on dollar-denominated other interest-earning assets and a decrease in the average yield on dollar-denominated government securities.

Interest-bearing liabilities(1) Average balances: in millions of pesos. Yields and rates: annualized nominal % 2021 2021 2020 Variation (%/bp) vs. vs. 4Q 3Q 4Q 3Q21 4Q20 Avg Bce Yield Avg Bce Yield Avg Bce Yield Avg Bce Yield Avg Bce Yield 559,18 In pesos 603,520 27.32 604,668 27.88 8 24.74 — (56) 8 258 108,32 Saving accounts 111,528 0.01 110,437 0.02 6 0.01 1 (1) 3 — 322,25 Time deposits 346,155 35.05 374,611 35.04 4 32.51 (8) 1 7 254 122,06 Other Deposits 140,485 29.70 115,202 31.08 7 25.43 22 (138) 15 427 Debt securities 2,819 37.63 2,502 37.18 3,498 47.87 13 45 (19) (1,024) Other interest-bearing liabilities 2,533 28.70 1,916 30.26 3,043 28.32 32 (156) (17) 38 226,92 In foreign currency 198,133 1.50 220,672 1.12 1 1.99 (10) 37 (13) (49) 116,20 Saving accounts 115,380 — 127,477 — 9 — (9) — (1) — Time deposits 35,530 0.63 40,987 0.65 48,253 1.12 (13) (2) (26) (49) Other Deposits 7,226 — 8,404 — 6,717 — (14) — 8 — Debt securities 30,797 8.22 33,007 5.91 42,680 7.94 (7) 229 (28) 28 Other interest-bearing liabilities 9,200 2.33 10,797 2.43 13,061 4.44 (15) (10) (30) (211) 786,10 Interest-bearing liabilities 801,653 20.94 825,340 20.73 9 18.17 (3) 21 2 277 1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator. Average interest-bearing liabilities reached Ps.801,653 million, increasing Ps.12,722 million (or 26%) in dollar-denominated time deposits and of Ps.15,544 million during the same period primarily as a consequence of an Ps.11,883 million (or 28%) in dollar-denominated debt securities. increase in the average balance of peso-denominated time deposits (for Ps.23,901 million (or 7%)) and in peso-denominated other deposits (for Similarly, the average cost of interest-bearing liabilities was 20.94%, Ps.18,418 million (or 15%)). This result was offset by a decrease of representing a 277 bp increase as compared to the fourth quarter of the prior fiscal year, primarily as a consequence of an increase in the average interest rate on peso-denominated debt securities (in the amount of 1,024 bp), and offset by peso-denominated other deposits (in the amount of 427 bp) and peso-denominated time deposits (in the amount of 254 bp).

## Net interest income

| Net Interest Income | | | | | |
|---|---|---|---|---|---|
| *In millions of pesos, except otherwise noted* | | 2021 | 2020 | | Variation (%) |
| | 4Q | 3Q | 4Q | vs. 3Q21 | vs. 4Q20 |
| Interest income | 65,565 | 62,037 | 54,390 | 6 | 21 |
| Private sector securities | - | 4 | - | (100) | - |
| Public sector securities | 5,336 | 4,112 | 1,931 | 30 | 176 |
| Loans and other financing | 41,509 | 36,681 | 48,920 | 13 | (15) |
| Financial sector | 577 | 323 | 1,103 | 79 | (48) |
| Non-financial private sector | 40,932 | 36,315 | 47,817 | 13 | (14) |
| Overdrafts | 3,639 | 2,691 | 4,076 | 35 | (11) |
| Promissory notes | 15,662 | 13,442 | 18,744 | 17 | (16) |
| Mortgage loans | 4,593 | 4,296 | 5,013 | 7 | (8) |
| Pledge loans | 1,155 | 1,064 | 1,029 | 9 | 12 |
| Personal loans | 6,423 | 6,058 | 5,918 | 6 | 9 |
| Credit card loans | 8,783 | 7,951 | 10,745 | 10 | (18) |
| Financial leases | 69 | 77 | 144 | (10) | (52) |
| Pre-financing and export financing | 421 | 539 | 1,024 | (22) | (59) |
| Other | 187 | 240 | 1,124 | (22) | (83) |
| Other interest-earning assets | 18,720 | 21,240 | 3,539 | (12) | 429 |
| Interest expenses | (41,967) | (42,768) | (35,731) | (2) | 17 |
| Deposits | (40,830) | (41,835) | (34,094) | (2) | 20 |
| Saving accounts | (5) | (5) | (4) | - | 25 |
| Time deposits and term investments | (30,393) | (32,881) | (26,330) | (8) | 15 |
| Other | (10,432) | (8,949) | (7,760) | 17 | 34 |
| Financing from financial institutions | (79) | (90) | (185) | (12) | (57) |
| Repurchase agreement transactions | (102) | (51) | (32) | 100 | 219 |
| Other interest-bearing liabilities | (56) | (70) | (153) | (20) | (63) |
| Notes | (900) | (722) | (1,267) | 25 | (29) |
| Net interest income | 23,598 | 19,269 | 18,659 | 22 | 26 |

19

Net interest income for the Quarter amounted to Ps.23,598 million, representing a Ps.4,939 million (or 26%) increase as compared to the Ps.18,659 million profit recorded for the same quarter of the 2020 fiscal year.

Interest income for the Quarter reached Ps.65,565 million, increasing 21% from the Ps.54,390 million recorded in the same quarter of the 2020 fiscal year. This increase was primarily a consequence of higher interests on repurchase agreement transactions (for Ps.15,181 or 429%) and on public sector securities recorded at amortized cost (for Ps.3,405 million or 176 %), which were offset by lower interests on loans and other financing (for Ps.7,411 million or 15%) primarily in respect of promissory notes (for Ps.3,082 million or 16%) and credit card loans (for Ps.1,962 million or 18%).

Interest expenses amounted to Ps.41,967 million, up 17% from the fourth quarter of the prior fiscal year, primarily as a consequence of higher interests on time deposits and term investments (for Ps.4,063 million or 15%) and on peso-denominated other deposits (for Ps.2,672 million or 34%).

## Net fee income

| Net Fee Income | | | | | |
|---|---|---|---|---|---|
| *In millions of pesos, except otherwise noted* | | 2021 | 2020 | Variation (%) | |
| | 4Q | 3Q | 4Q | vs. 3Q21 | vs. 4Q20 |
| Credit cards | 4,099 | 4,605 | 4,838 | (11) | (15) |
| Deposit accounts | 2,179 | 2,118 | 1,572 | 3 | 39 |
| Insurance | 535 | 545 | 540 | (2) | (1) |
| Financial fees | 11 | 24 | 18 | (54) | (39) |
| Credit-related fees | 56 | 62 | 72 | (10) | (22) |
| Foreign trade | 743 | 873 | 840 | (15) | (12) |
| Collections | 889 | 902 | 700 | (1) | 27 |
| Utility-Bills collection services | 1,326 | 1,215 | 935 | 9 | 42 |
| Mutual Funds | 214 | 186 | 149 | 15 | 44 |
| Other | 516 | 646 | 691 | (20) | (25) |
| Total fee income | 10,568 | 11,176 | 10,355 | (5) | 2 |
| Total expenditures | (2,624) | (2,474) | (2,967) | 6 | (12) |
| Net fee income | 7,944 | 8,702 | 7,388 | (9) | 8 |

Net fee income amounted to Ps.7,944 million, increasing 8% from the Ps.7,388 million recorded in the fourth quarter of the previous fiscal year. This result was primarily attributable to higher fees on deposit accounts (for Ps.607 million or 39%) and for utility bills collection services (for Ps.391 million or 42%), offset by lower credit card fees (for Ps.739 million or 15%).

20

## Net income from financial instruments

| Net Income from Financial Instruments | | | | | |
|---|---|---|---|---|---|
| *In millions of pesos, except otherwise noted* | | 2021 | 2020 | | Variation (%) |
| | 4Q | 3Q | 4Q | vs. 3Q21 | vs. 4Q20 |
| Government securities | 20,525 | 22,320 | 20,367 | (8) | 1 |
| Argentine Central Bank | 17,904 | 18,754 | 17,325 | (5) | 3 |
| Other | 2,621 | 3,566 | 3,042 | (27) | (14) |
| Private sector securities | 690 | 673 | 2,549 | 3 | (73) |
| Derivative financial instruments | 530 | 551 | 906 | (4) | (42) |
| Forward transactions | 530 | 551 | 883 | (4) | (40) |
| Interest-rate swaps | - | - | 23 | - | 100 |
| Results from derecognition of assets | 20 | 10 | (64) | (100) | 131 |
| Net income from financial instruments | 21,765 | 23,554 | 23,758 | (8) | (8) |

Net income from financial instruments for the Quarter amounted to Ps.21,765 million, decreasing Ps.1,993 million from the Ps.23,758 million recorded in the same quarter of the 2020 fiscal year. This result was primarily a consequence of a Ps.1,859 million (or 73%) decrease in results from private sector securities.

## Gold and foreign currency quotation differences

During the Quarter, a Ps.777 million profit from gold and foreign currency quotation differences was recorded, as compared to a Ps.2,300 million profit from the same quarter of the 2020 fiscal year. This result includes a Ps.443 million gain from foreign-currency trading, 82% lower than the figure recorded during the fourth quarter of the prior fiscal year. This was primarily due to the restrictions established in respect of accessing the foreign exchange market.

21

## Other operating income

| Other Operating Income | | | | | |
|---|---|---|---|---|---|
| *In millions of pesos, except otherwise noted* | | 2021 | 2020 | | Variation (%) |
| | 4Q | 3Q | 4Q | vs. 3Q21 | vs. 4Q20 |
| Other financial income | 8 | 11 | (275) | 27 | (103) |
| Fees from bundles of products | 1,938 | 2,271 | 2,041 | (15) | (5) |
| Rental of safe deposit boxes | 532 | 588 | 429 | (10) | 24 |
| Other fee income | 392 | 313 | 378 | 25 | 4 |
| Other adjustments and interest on miscellaneous receivables | 2,453 | 1,390 | 2,036 | 76 | 20 |
| Other | 689 | 948 | 950 | (27) | (27) |
| Total other operating income | 6,012 | 5,521 | 5,559 | 9 | 8 |

Other operating income for the Quarter reached Ps.6,012 million, increasing Ps.453 million (or 7%) from the figure recorded in the fourth quarter of the 2020 fiscal year. This result was mainly a consequence of a Ps.417 million (or 20%) increase in other adjustments and interest on miscellaneous receivables and a Ps.283 million (or 103%) decrease in other financial income, offset by a Ps.261 million (or 27%) increase in other income.

## Provisions for loan losses

Provisions for loan losses for the Quarter amounted to Ps.5,604 million, Ps.11,726 million (or 68%) lower than the figure recorded during the same quarter of the prior fiscal year. Applicable provisioning and coverage levels for 2020 were affected by the COVID-19 pandemic.

## Personnel expenses

Personnel expenses amounted to Ps.7,872 million, decreasing Ps.212 million (or 3%) from the same quarter of the 2020 fiscal year, mainly as a result of a 7% decrease in staff.

22

Administrative Expenses Administrative Expenses In millions of pesos, except otherwise noted 2021 2021 2020 Variation (%) 4Q 3Q 4Q vs. 3Q21 vs. 4Q20 Fees and compensations for services 601 393 (130) 53 (562) Fees to directors and syndics 14 15 12 (7) 17 Publicity, promotion and research expenses 390 400 465 (3) (16) Taxes 1,768 1,773 1,866 — (5) Maintenance and repairment of goods and IT 2,164 1,843 1,751 17 24 Electricity and communications 530 515 518 3 2 Representation expenses 1 — — — — Stationery and office supplies 73 100 80 (27) (9) Hired administrative services 1,517 1,523 1,229 — 23 Security 247 249 242 (1) 2 Insurance 92 101 81 (9) 14 Other 1,502 1,199 1,330 25 13 Total administrative expenses 8,899 8,111 7,444 10 20 Administrative expenses for the Quarter amounted to Ps.8,899 million, increasing 20% as compared to the figure recorded for the fourth quarter Depreciation and devaluation of assets of the 2020 fiscal year. This was primarily a consequence of a Ps.731 million (or 562%) increase in fees and compensations for services, and an increase Depreciation and devaluation of assets amounted to Ps.2,709 million, up of Ps.413 million (or 24%) in maintenance and repairment of goods and IT. 3% from the same quarter of the 2020 fiscal year.

## Other operating expenses

| Other Operating Expenses | | | | | |
|---|---|---|---|---|---|
| *In millions of pesos, except otherwise noted* | | 2021 | 2020 | Variation (%) | |
| | 4Q | 3Q | 4Q | vs. 3Q21 | vs. 4Q20 |
| Contribution to the Deposit Insurance Fund | 408 | 417 | 430 | (2) | (5) |
| Other financial expenses | 109 | 11 | (40) | 891 | (373) |
| Turnover tax | 6,658 | 6,491 | 3,568 | 3 | 87 |
| On financial income | 4,563 | 4,429 | 2,217 | 3 | 106 |
| On fees | 1,850 | 1,821 | 1,192 | 2 | 55 |
| On other items | 245 | 241 | 159 | 2 | 54 |
| Other fee-related expenses | 2,296 | 2,121 | 2,268 | 8 | 1 |
| Charges for other provisions | (2,396) | 2,841 | (8,309) | (184) | (71) |
| Claims | 158 | 512 | 178 | (69) | (11) |
| Other | 884 | 446 | 396 | 98 | 123 |
| Total other operating expenses | 8,117 | 12,839 | (1,509) | (37) | (638) |

Other operating expenses for the Quarter amounted to Ps.8,117 million, representing a Ps.9,626 million (or 638%) increase as compared to the Ps.1,509 million recorded in the fourth quarter of the previous fiscal year. Without taking into account charges for other provisions, this increase was mainly attributable to a Ps.3,090 million (or 87%) increase in turnover tax as compared to the figure recorded during the same period of the previous fiscal year. Other provisions for the fourth quarter of the 2020 fiscal year represented an Ps.8,309 million gain, due to the reversal of COVID-19-related provisions, which were initially recorded in this item and then reclassified as provisions for loan losses. The gain was a consequence of changes in estimates related to provisions on unused balances of credit cards.

## Income tax

The income tax charge was Ps.3,139 million, Ps.2,064 million lower than the figure recorded in the fourth quarter of the 2020 fiscal year. The effective tax rate was 30%.

## Other comprehensive income

Other comprehensive income recorded for the Quarter reflected a Ps.34 million loss as compared to a Ps.77 million profit realized during the same period of the 2020 fiscal year.

24

# Selected financial information

| Balance Sheet | | | | | |
|---|---|---|---|---|---|
| *In millions of pesos, except otherwise noted* | | 2021 | 2020 | | Variation (%) |
| | 4Q | 3Q | 4Q | vs. 3Q21 | vs. 4Q20 |
| Assets | | | | | |
| Cash and due from banks | 231,726 | 249,842 | 260,086 | (7) | (11) |
| Debt securities | 236,287 | 232,994 | 235,306 | 1 | - |
| Net loans and other financing | 580,535 | 512,658 | 669,164 | 13 | (13) |
| Other financial assets | 347,980 | 370,272 | 169,566 | (6) | 105 |
| Equity investments in subsidiaries, associates and joint businesses | 655 | 658 | 725 | - | (10) |
| Property, bank premises, equipment | 54,881 | 55,545 | 57,645 | (1) | (5) |
| Intangible assets | 19,041 | 19,276 | 19,396 | (1) | (2) |
| Other assets | 6,360 | 4,859 | 18,329 | 31 | (65) |
| Assets available for sale | 1 | 1 | 44 | - | (98) |
| Total assets | 1,477,466 | 1,446,105 | 1,430,261 | 2 | 3 |
| Liabilities | | | | | |
| Deposits | 1,040,723 | 1,030,988 | 1,023,463 | 1 | 2 |
| Financing from financial entities | 8,950 | 11,635 | 15,384 | (23) | (42) |
| Other financial liabilities | 96,020 | 77,567 | 61,851 | 24 | 55 |
| Notes | 7,346 | 9,060 | 11,930 | (19) | (38) |
| Subordinated notes | 26,276 | 27,262 | 32,685 | (4) | (20) |
| Other liabilities | 47,963 | 46,847 | 59,523 | 2 | (19) |
| Total liabilities | 1,227,278 | 1,203,359 | 1,204,836 | 2 | 2 |
| Shareholders' equity | 250,188 | 242,746 | 225,425 | 3 | 11 |
| Foreign currency assets and liabilities | | | | | |
| Assets | 252,802 | 291,019 | 323,207 | (13) | (22) |
| Liabilities | 253,164 | 280,450 | 324,526 | (10) | (22) |
| Net forward purchases/(sales) of foreign currency (1) | (2,239) | (13,731) | 565 | (84) | (496) |
| Net global position in foreign currency | (2,601) | (3,162) | (754) | 18 | 245 |

*(1) Recorded off-balance sheet.*

25

# Level of activity

## Financing

| Financing to the Private Sector[1] | | | | | |
|---|---|---|---|---|---|
| *In millions of pesos, except otherwise noted* | | 2021 | 2020 | | Variation (%) |
| | 4Q | 3Q | 4Q | vs. 3Q21 | vs. 4Q20 |
| In pesos | 577,609 | 495,576 | 637,174 | 17 | (9) |
| Loans | 524,640 | 440,482 | 573,646 | 19 | (9) |
| UVA-adjusted loans | 35,261 | 37,241 | 43,550 | (5) | (19) |
| Financial leases | 383 | 483 | 886 | (21) | (57) |
| Other financing[2] | 17,325 | 17,370 | 19,092 | - | (9) |
| In foreign currency | 54,920 | 68,767 | 98,844 | (20) | (44) |
| Loans | 41,493 | 53,400 | 76,319 | (22) | (46) |
| Financial leases | 833 | 1,117 | 2,097 | (25) | (60) |
| Other financing[2] | 12,594 | 14,250 | 20,428 | (12) | (38) |
| Total financing to the private sector | 632,529 | 564,343 | 736,018 | 12 | (14) |

*(1) Includes IFRS adjustment.*
*(2) Includes certain off-balance sheet accounts related to guarantees granted.*

As of December 31, 2021, total financing to the private sector reached Ps.632,529 million, 14% lower than the figure recorded a year before. This was primarily a consequence of a Ps.49,006 million (or 9%) decrease in peso-denominated loans and a Ps.34,826 million (or 46%) decrease in dollar-denominated loans.

| Market share[1] | | | | | |
|---|---|---|---|---|---|
| *Percentages, except otherwise noted* | 2021 | | 2020 | Variation (bp) | |
| | 4Q | 3Q | 4Q | vs 3Q21 | vs 4Q20 |
| Total loans | 12.09 | 11.15 | 12.93 | 94 | (84) |
| Private sector loans | 12.16 | 11.27 | 13.01 | 89 | (85) |

*(1) According to the daily information on loans published by the Argentine Central Bank. Only principal as of the last day of each quarter.*

Banco Galicia's market share of loans to the private sector, as of December 31, 2021, was 12.16%, decreasing 85 bp from the figure recorded as of December 31, 2020.

26

| Breakdown of loans and other financing | | | | | |
|---|---|---|---|---|---|
| *In millions of pesos, except otherwise noted* | | 2021 | 2020 | | Variation (%) |
| | 4Q | 3Q | 4Q | vs. 3Q21 | vs. 4Q20 |
| Financial entities | 12,747 | 6,766 | 22,210 | 88 | (43) |
| Loans | 12,746 | 6,748 | 22,190 | 89 | (43) |
| Other financing | 1 | 18 | 20 | (94) | (95) |
| Non-financial private sector and residents abroad | 600,524 | 537,365 | 687,812 | 12 | (13) |
| Loans | 588,648 | 524,375 | 671,325 | 12 | (12) |
| Overdrafts | 61,689 | 29,577 | 47,245 | 109 | 31 |
| Promissory notes | 194,473 | 163,788 | 217,009 | 19 | (10) |
| Mortgage loans | 18,419 | 19,298 | 24,607 | (5) | (25) |
| Pledge loans | 16,220 | 16,561 | 17,490 | (2) | (7) |
| Personal loans | 53,138 | 49,724 | 49,121 | 7 | 8 |
| Credit card loans | 195,457 | 192,040 | 228,009 | 2 | (14) |
| Pre-financing and financing of exports | 17,181 | 21,825 | 44,787 | (21) | (62) |
| Other Loans | 4,849 | 5,751 | 9,632 | (16) | (50) |
| Accrued interest, adjustments and foreign currency quotation differences receivable | 29,621 | 28,037 | 36,797 | 6 | (20) |
| Documented interest | (2,399) | (2,226) | (3,372) | 8 | (29) |
| Financial leases | 1,216 | 1,600 | 2,983 | (24) | (59) |
| Other financing | 10,660 | 11,390 | 13,504 | (6) | (21) |
| Total loans and other financing | 613,271 | 544,131 | 710,022 | 13 | (14) |
| Allowances | (32,736) | (31,473) | (40,858) | 4 | (20) |
| Loans | (32,373) | (31,065) | (40,064) | 4 | (19) |
| Financial leases | (9) | (15) | (53) | (40) | (83) |
| Other financing | (354) | (393) | (741) | (10) | (52) |
| Net loans and other financing | 580,535 | 512,658 | 669,164 | 13 | (13) |

As of December 31, 2021, net loans and other financing amounted to Ps.580,535 million, decreasing 13% from the figure recorded as of December 31, 2020. This was primarily a consequence of a Ps.32,552 million (or 14%) decrease in credit card loans, a Ps.27,606 million (or 62%) decrease in pre-financing and financing of exports and a Ps.22,536 million (or 10%) decrease in promissory notes.

27

## Exposure to the Argentine public sector

| Net Exposure to the Argentine Public Sector[1] | | | | | |
|---|---|---|---|---|---|
| *In millions of pesos, except otherwise noted* | | 2021 | 2020 | | Variation (%) |
| | 4Q | 3Q | 4Q | vs. 3Q21 | vs. 4Q20 |
| Government securities' net position | 337,441 | 295,271 | 268,095 | 14 | 26 |
| Leliq | 181,567 | 180,445 | 193,696 | 1 | (6) |
| Botes | 32,411 | 33,550 | 32,440 | (3) | - |
| Other | 123,463 | 81,276 | 41,959 | 52 | 194 |
| Other receivables resulting from financial brokerage | 203,193 | 266,025 | 92,133 | (24) | 121 |
| Repurchase agreement transactions - BCRA | 203,166 | 265,963 | 92,068 | (24) | 121 |
| Loans and other financing | 1 | 18 | 20 | (94) | (95) |
| Trust certificates of participation and securities | 26 | 44 | 45 | (41) | (42) |
| Total exposure to the public sector | 540,634 | 561,296 | 360,228 | (4) | 50 |

*(1) Excludes deposits with the Argentine Central Bank, which constitute one of the items by which Banco Galicia complies with minimum cash requirements.*

As of December 31, 2021, Banco Galicia's net exposure to the public sector amounted to Ps.540,634 million, representing a 50% increase during the last 12 months. This was primarily a consequence of the growth in repurchase agreement transactions with Argentine Central Bank.

Excluding the exposure to the Argentine Central Bank (Leliq and repurchase agreement transactions), net exposure to the public sector reached Ps.155,901 million (or 11% of total assets), while as of December 31, 2020, it amounted to Ps.74,464 million (or 5% of total assets).

28

## Funding and liabilities

| Deposits | | | | | |
|---|---|---|---|---|---|
| *In millions of pesos, except otherwise noted* | | 2021 | 2020 | | Variation (%) |
| | 4Q | 3Q | 4Q | vs. 3Q21 | vs. 4Q20 |
| In pesos | 840,728 | 809,371 | 771,517 | 4 | 9 |
| Current accounts | 242,275 | 198,080 | 159,761 | 22 | 52 |
| Saving accounts | 141,520 | 112,573 | 132,779 | 26 | 7 |
| Time deposits | 330,678 | 352,144 | 315,373 | (6) | 5 |
| UVA-adjusted time deposits | 14,951 | 17,630 | 8,039 | (15) | 86 |
| Other | 100,399 | 117,254 | 146,184 | (14) | (31) |
| Interests and adjustments | 10,905 | 11,690 | 9,381 | (7) | 16 |
| In foreign currency | 199,995 | 221,617 | 251,946 | (10) | (21) |
| Saving accounts | 123,180 | 127,048 | 149,666 | (3) | (18) |
| Time deposits | 33,526 | 39,364 | 47,112 | (15) | (29) |
| Other | 43,222 | 55,128 | 55,028 | (22) | (21) |
| Interests and adjustments | 67 | 77 | 140 | (13) | (52) |
| Total deposits | 1,040,723 | 1,030,988 | 1,023,463 | 1 | 2 |

As of December 31, 2021, Banco Galicia's deposits amounted to Ps.1,040,723 million, representing a 2% increase during the last 12 months. This was a consequence of a Ps.82,514 million (or 52%) increase in peso-denominated current accounts, offset by a Ps.45,785 million (or 31%) decrease in other peso-denominated deposits and by a Ps.26,486 million (or 18%) decrease in dollar-denominated saving accounts.

At the end of the Quarter there were more than 6 million deposit accounts, 0.3% more than a year before.

| Market Share[(1)] | | | | | |
|---|---|---|---|---|---|
| *Percentages, except otherwise noted* | 2021 | | 2020 | Variation (bp) | |
| | 4Q | 3Q | 4Q | vs. 3Q21 | vs. 4Q20 |
| Total deposits | 8.42 | 8.70 | 8.42 | (28) | - |
| Private sector deposits | 10.27 | 10.42 | 10.07 | (14) | 20 |

*(1) According to the daily information on deposits published by the Argentine Central Bank. Balances as of the last day of each quarter.*

As of December 31, 2021, Banco Galicia's estimated market share of private sector deposits in the Argentine financial system was 10.27%, increasing 20 bp from the figure recorded from a year before.

29

. Financial Liabilities In millions of pesos, except otherwise noted 2021 2021 2020 Variation (%) 4Q 3Q 4Q vs. 3Q21 vs. 4Q20 Financial entities 8,950 11,635 15,384 (23) (42) Financing from credit card purchases 36,891 31,688 31,526 16 17 Notes 7,346 9,060 11,930 (19) (38) Subordinated notes 26,276 27,262 32,685 (4) (20) Creditors from purchases of foreign currency 3,048 17,735 764 (83) 299 Collections on account of third parties 14,919 13,799 17,512 8 (15) Other financial liabilities 41,162 14,345 12,050 187 242 Total financial liabilities 138,592 125,524 121,851 10 14 Financial liabilities at the end of the Quarter amounted to Ps.138,592 This variation was primarily attributable to increases of Ps.29,112 million million, Ps.16,741 million (or 14%) higher than the Ps.121,851 million (or 242%) in other financial liabilities, and offset by decreases in financing recorded from the same quarter of the prior fiscal year. from financial entities (for Ps.6,434 million (or 42%)) and in subordinated notes (for Ps.6,409 million (or 20%)).

## Asset quality

| Financing Portfolio Quality | | | | | |
|---|---|---|---|---|---|
| *In millions of pesos, except otherwise noted* | | 2021 | 2020 | | Variation (%) |
| | 4Q | 3Q | 4Q | vs. 3Q21 | vs. 4Q20 |
| Non-accrual Financings | 21,340 | 23,488 | 9,373 | (9) | 128 |
| With preferred guarantees | 1,055 | 1,245 | 1,090 | (15) | (3) |
| With other guarantees | 1,036 | 963 | 1,129 | 8 | (8) |
| Without guarantees | 19,249 | 21,280 | 7,154 | (10) | 169 |
| Allowance for loan losses | 37,747 | 40,355 | 47,003 | (6) | (20) |
| Relevant ratios (%) | | | | | Variation (bp) |
| NPL Ratio | 3.37 | 4.16 | 1.27 | (79) | 210 |
| Allowance for loan losses to loans to the private sector | 5.97 | 7.15 | 6.39 | (118) | (42) |
| Coverage | 176.88 | 171.81 | 501.45 | 507 | (32,457) |
| Non-accrual loans with guarantees to non-accrual financing | 9.80 | 9.40 | 23.67 | 40 | (1,387) |
| Cost of risk | 1.64 | 2.91 | 4.80 | (127) | (316) |

The non-accrual portfolio (which includes certain items of other financial assets and guarantees granted) amounted to Ps.21,340 million as of December 31, 2021, representing 3.37% of private-sector financing. This result represented a 210 bp increase as compared to the 1.27% recorded in the same quarter of the 2020 fiscal year and was primarily attributable to the flexibilization of the parameters used for the classification of debtors established by the Argentine Central Bank.

Considering the provisions on unused balances of credit cards and overdrafts, Banco Galicia's coverage of the non-accrual portfolio with allowances for loan losses reached 176.88%, as compared to 501.45% from a year before.

31

Analysis of Loan Loss Experience In millions of pesos, except otherwise noted 2021 2021 2020 Variation (%) 4Q 3Q 4Q vs. 3Q21 vs. 4Q20 Allowance for loan losses At the beginning of the quarter 40,355 41,112 49,613 (2) (19) Changes in the allowance for loan losses Provisions charged to income 2,297 4,149 8,725 (45) (74) Charge offs (740) (1,073) (4,857) (31) (85) Inflation effect (4,165) (3,833) (6,478) 9 (36) Allowance for loan losses at the end of the quarter 37,747 40,355 47,003 (6) (20) Charge to the income statement Provisions charged to income (2,297) (4,149) (8,725) (45) (74) Direct charge offs (156) (77) (136) 103 15 Bad debts recovered 376 678 462 (45) (19) Net charge to the income statement (2,077) (3,548) (8,399) (41) (75) During the Quarter, Ps.740 million was charged off against the allowance for loan losses and direct charges to the income statement in the amount of Ps.156 million were made.

## Capitalization and liquidity

The minimum capital requirement and the corresponding integration are presented below. Balances are disclosed in accordance with applicable regulations currently in force as of each specified period.

| Regulatory Capital | | | | | |
|---|---|---|---|---|---|
| *In millions of pesos, except otherwise noted* | | 2021 | 2020 | | Variation (%) |
| | 4Q | 3Q | 4Q | vs. 3Q21 | vs. 4Q20 |
| Minimum capital required (A) | 85,244 | 67,969 | 56,069 | 25 | 52 |
| Allocated to credit risk | 63,920 | 50,934 | 42,458 | 25 | 51 |
| Allocated to market risk | 1,134 | 1,977 | 1,419 | (43) | (20) |
| Allocated to operational risk | 20,190 | 15,058 | 12,192 | 34 | 66 |
| Computable capital (B) | 251,142 | 223,993 | 157,061 | 12 | 60 |
| Tier I | 222,136 | 196,958 | 129,584 | 13 | 71 |
| Tier II | 29,006 | 27,035 | 27,477 | 7 | 6 |
| Excess over required capital (B) (A) | 165,898 | 156,024 | 100,992 | 6 | 64 |
| Risk-weighted assets | 1,041,226 | 831,066 | 685,407 | 25 | 52 |
| Ratios (%) | | | | | Variation (bp.) |
| Total capital ratio | 24.12 | 26.95 | 22.92 | (283) | 120 |
| Tier I capital ratio | 21.33 | 23.70 | 18.91 | (237) | 242 |

As of December 31, 2021, Banco Galicia's computable capital amounted to Ps.251,142 million, Ps.165,898 million (or 195%) higher than the Ps.85,244 million minimum capital requirement. As of December 31, 2020, this excess amounted to Ps.100,992 million (or 180%).

The minimum capital requirement increased by Ps.29,175 million, as compared to December 31, 2020. Computable capital increased by Ps.94,081 million in the same period primarily as a consequence of the results generated during the Quarter and due to an increase resulting from the accounting for shareholders' equity as a result of certain inflation adjustments. The total capital ratio was 24.12%, increasing 120 bp during the last 12 months.

33

Liquidity Percentages, except otherwise noted 2021 2021 2020 Variation (%) 4Q 3Q 4Q vs. 3Q21 vs. 4Q20 Cash and due from banks 231,726 249,842 260,086 (7) (11) Government securities 158,013 155,347 101,046 2 56 Call-money 6,072 1,546 10,839 293 (44) Overnight placements in correspondent banks 4,839 4,672 1,660 4 192 Repurchase agreement transactions 202,843 265,694 92,068 (24) 120 Escrow accounts 18,509 19,914 17,275 (7) 7 Other financial assets 152 608 133 (75) 14 Total liquid assets 622,154 697,623 483,107 (11) 29 Liquidity ratios (%) Variation (bp) Liquid assets as a percentage of transactional deposits 122.72 159.38 76.05 (3,666) 4,667 Liquid assets as a percentage of total deposits 59.78 67.67 47.20 (789) 1,258 As of December 31, 2021, Banco Galicia’s liquid assets represented deposits, as compared to 76.05% and 47.20%, respectively, as of December 122.72% of Banco Galicia’s transactional deposits and 59.78% of its total 31, 2020.

Naranja X is the fintech-focused subsidiary of Grupo Financiero Galicia that engages directly with clients regarding the use of money. Naranja X provides technological solutions for matters of personal and business finance to millions of Argentines. Naranja X’s focus is on being close to customers and providing them with simple tools that help them grow, improve their quality of life and

Naranja X Highlights $6,223 million Net Income for the year +92% vs. 2020 The data shown in the $1,140 million tables of this report and the Net Income consolidated +398% vs. 4Q 2020 financial statements .90% correspond to 10.19% 55 Tarjetas Regionales S.A., ROE Efficiency +783 bp vs. 4Q 2020 consolidated line by line -2,559 bp vs. 4Q 2020 with the subsidiaries under its control. 2,905 Employees 8, 675 175 Credit Cards Branches and (in thousands) other points of sale access a world of possibilities .

Results for the Fiscal Year Income Statement In millions of pesos, except otherwise noted 2021 2020 Variation (%) Net interest income 37,434 25,545 47 Net fee income 27,713 25,037 11 Net results from financial instruments 419 3,002 (86) Gold and foreign currency quotation differences 146 559 (74) Other operating income 5,940 5,245 13 Loan loss provisions (8,263) (6,807) 21 Net operating income 63,389 52,581 21 Personnel expenses (12,431) (12,196) 2 Administrative expenses (10,900) (12,457) (12) Depreciations and devaluations of assets (3,272) (2,820) 16 Other operating expenses (13,292) (11,052) 20 Operating income 23,494 14,056 67 Results from the net monetary position (13,007) (8,204) 59 Income tax (4,264) (2,608) 63 Net income 6,223 3,244 92 Profitability and efficiency Percentages, except otherwise noted 2021 2020 Variación (p.b.) ROA 3.67 2.49 118 ROE 15.00 8.72 628 Financial margin 21.73 21.62 11 Efficiency ratio 61.23 69.75 (852)

## Results for the Quarter

| Income Statement | | | | | |
|---|---|---|---|---|---|
| *In millions of pesos, except otherwise noted* | | 2021 | 2020 | Variation (%) | |
| | 4Q | 3Q | 4Q | vs. 3Q21 | vs. 4Q20 |
| Net interest income | 10,455 | 9,302 | 7,612 | 12 | 37 |
| Net fee income | 7,622 | 7,206 | 6,613 | 6 | 15 |
| Net results from financial instruments | 116 | 103 | 201 | 13 | (42) |
| Gold and foreign currency quotation differences | 18 | 26 | 92 | (31) | (80) |
| Other operating income | 1,513 | 1,471 | 1,291 | 3 | 17 |
| Loan loss provisions | (2,964) | (1,500) | (862) | 98 | 244 |
| Net operating income | 16,760 | 16,608 | 14,947 | 1 | 12 |
| Personnel expenses | (2,998) | (2,685) | (3,660) | 12 | (18) |
| Administrative expenses | (3,015) | (2,714) | (2,825) | 11 | 7 |
| Depreciations and devaluations of assets | (833) | (809) | (778) | 3 | 7 |
| Other operating expenses | (4,097) | (3,378) | (3,924) | 21 | 4 |
| Operating income | 5,817 | 7,022 | 3,760 | (17) | 55 |
| Results from the net monetary position | (3,449) | (2,921) | (2,973) | 18 | 16 |
| Income tax | (1,228) | (1,695) | (558) | (28) | 120 |
| Net income | 1,140 | 2,406 | 229 | (53) | 398 |

| Profitability and efficiency | | | | | |
|---|---|---|---|---|---|
| *Percentages, except otherwise noted* | 2021 | | 2020 | Variation (bp) | |
| | 4Q | 3Q | 4Q | vs. 3Q21 | vs. 4Q20 |
| ROA | 2.44 | 5.58 | 0.65 | (314) | 179 |
| ROE | 10.19 | 22.44 | 2.36 | (1,225) | 783 |
| Financial margin | 21.60 | 21.16 | 21.53 | 44 | 7 |
| Efficiency ratio | 56.90 | 55.18 | 82.49 | 172 | (2,559) |

During the Quarter, Naranja X recorded net income of Ps.1,140 million, Ps.911 million higher than the figure recorded during the same quarter of the 2020 fiscal year. This profit represented an annualized 2.44% return on average assets and a 10.19% return on average shareholders' equity, as compared to 0.65% and 2.36%, respectively, from the fourth quarter of the 2020 fiscal year.

Net operating income for the Quarter amounted to Ps.16,760 million, increasing 12% from the figure recorded in the fourth quarter of the 2020 fiscal year. This was primarily a consequence of (i) higher net interest income (of 37%), which was due to higher volumes and an increase in the interest-earning portfolio, and (ii) higher net fee income (of 15%), which was due to price increases that were offset by higher loan loss provisions (of 244%). The foregoing results were also a consequence of higher non-accrual loans and an increase of the loan portfolio.

38

Selected financial information Balance Sheet In millions of pesos, except otherwise noted 2021 2021 2020 Variation (%) 4Q 3Q 4Q vs. 3Q21 vs. 4Q20 Assets Cash and due from banks 5,464 3,347 3,304 63 65 Debt securities 208 134 139 55 50 Net loans and other financing 177,214 154,975 135,355 14 31 Other financial assets 2,529 1,529 2,213 65 14 Property, bank premises, equipment 6,313 6,517 7,334 (3) (14) Intangible assets 2,084 1,984 2,315 5 (10) Other non-financial assets 5,559 5,046 6,621 10 (16) Total assets 199,371 173,532 157,281 15 27 Liabilities Financing from financial entities 23,390 16,198 8,747 44 167 Other financial liabilities 96,640 79,459 83,507 22 16 Notes 21,376 22,868 15,213 (7) 41 Other non-financial liabilities 13,156 11,337 11,227 16 17 Total liabilities 154,562 129,862 118,694 19 30 Shareholders’ equity 44,809 43,670 38,587 3 16

## Asset Quality

| Loan Portfolio Quality | | | | | |
|---|---|---|---|---|---|
| *Percentages, except otherwise noted* | | 2021 | 2020 | | Variation (%) |
| | 4Q | 3Q | 4Q | vs. 3Q21 | vs. 4Q20 |
| Non-accrual loans | 5,737 | 5,104 | 2,484 | 12 | 131 |
| Allowances for loan losses and provisions | 9,632 | 8,238 | 9,275 | 17 | 4 |
| Ratios (%) | | | | | Variation (bp) |
| NPL Ratio | 3.10 | 3.15 | 1.75 | (5) | 135 |
| Allowance for loan losses to loans to the private sector | 5.20 | 5.08 | 6.53 | 12 | (133) |
| Coverage | 167.89 | 161.40 | 373.33 | 649 | (20,544) |
| Cost of risk | 7.94 | 3.66 | 3.86 | 428 | 408 |

As of December 31, 2021, taking into consideration the provisions for unused credit card balances, the coverage ratio amounted to 167.89%, as compared to 373.33% recorded on the same date of the previous fiscal year.

| Analysis of Loan Loss Experience | | | | | |
|---|---|---|---|---|---|
| *In millions of pesos, except otherwise noted* | | 2021 | 2020 | | Variation (%) |
| | 4Q | 3Q | 4Q | vs. 3Q21 | vs. 4Q20 |
| Allowances for loan losses | | | | | |
| At the beginning of the quarter | 8,238 | 8,693 | 13,648 | (5) | (40) |
| Changes in the allowance for loan losses | | | | | |
| Provisions charged to income | 2,802 | 860 | 721 | 226 | 289 |
| Reversals of allowances for loan losses | (442) | (293) | (1,193) | 51 | (63) |
| Charge offs | (159) | (278) | (2,227) | (43) | (93) |
| Effect of inflation | (807) | (744) | (1,673) | 8 | (52) |
| Allowance for loan losses at the end of the quarter | 9,632 | 8,238 | 9,276 | 17 | 4 |
| Charge to the income statement | | | | | |
| Provisions charged to income | (2,802) | (860) | (721) | 226 | 289 |
| Direct charge offs | (698) | (607) | (562) | 15 | 24 |
| Bad debt recovered | 226 | 235 | 180 | (4) | 26 |
| Net charge to the income statement | (3,274) | (1,232) | (1,103) | 166 | 200 |

40

Since 1958, Fondos Fima has been managing mutual funds distributed by Banco Galicia through multiple channels and agents .

Fondos Fima Highlights $2,133 million Net Income for the year +26% vs. 2020 The data shown in the tables of this $673 million report and the financial statements Net Income 80% vs. 4Q 2020 correspond to Galicia Asset 9.57% Management S.A.U. $344,575 + Ps.54,142 million vs. 4Q 2020 -40 bp vs. 4Q 2020 Assets under management Market Share (in millions) 23 Employees

Results for the Fiscal Year Income Statement In millions of pesos, except otherwise noted 2021 2020 Variation (%) Net interest income 127 18 606 Net results from financial instruments 491 267 84 Gold and foreign currency quotation differences 2 53 (96) Other operating income 4,167 3,236 29 Net operating income 4,787 3,574 34 Personnel and administrative expenses (491) (524) (6) Other operating expenses (264) (191) 38 Operating income 4,032 2,859 41 Results from the net monetary position (581) (299) 94 Income tax (1,318) (866) 52 Net income 2,133 1,694 26

Results for the Quarter Income Statement In millions of pesos, except otherwise noted 2021 2021 2020 Variation (%) 4Q 3Q 4Q vs. 3Q21 vs. 4Q20 Net interest income 18 37 6 (51) 200 Net results from financial instruments 157 120 106 31 48 Gold and foreign currency quotation differences 1 1 16 — (94) Other operating income 1,271 1,053 853 21 49 Net operating income 1,447 1,211 981 19 48 Personnel and administrative expenses (123) (148) (107) (17) 15 Other operating expenses (80) (67) (52) 19 54 Operating income 1,244 996 822 25 51 Results from the net monetary position (160) (132) (135) 21 19 Income tax (411) (383) (276) 7 49 Net income 673 481 411 40 64

Assets under management Mutual fund In millions of pesos, except otherwise noted 2021 2021 2020 Variation (%) 4Q 3Q 4Q vs. 3Q21 vs. 4Q20 Fima Premium 257,120 256,480 224,440 — 15 Fima Ahorro Pesos 17,891 18,629 10,946 (4) 63 Fima Ahorro Plus 28,931 34,964 19,179 (17) 51 Fima Capital Plus 13,777 8,731 25,133 58 (45) Fima Renta en Pesos 10,570 9,401 1,658 12 538 Fima Renta Plus 8,519 5,101 1,117 67 663 Fima Abierto Pymes 1,027 1,013 1,145 1 (10) Fima Acciones 1,266 1,083 892 17 42 Fima PB Acciones 1,055 1,039 955 2 10 Fima Mix I 3,572 2,921 3,091 22 16 Fima Renta Acciones Latinoamerica 68 75 110 (9) (38) Fima Renta Fija Internacional 779 1,303 1,767 (40) (56) Total assets under management 344,575 340,740 290,433 1 19

Selected financial information Balance Sheet In millions of pesos, except otherwise noted 2021 2021 2020 Variation (%) 4Q 3Q 4Q vs. 3Q21 vs. 4Q20 Assets Cash and due from banks 405 408 288 (1) 41 Net loans and other financing 411 561 279 (27) 47 Other financial assets 1,978 1,521 1,517 30 30 Other non-financial assets — — 2 — (100) Total assets 2,794 2,490 2,086 12 34 Liabilities Other non-financial liabilities 937 720 708 30 32 Total liabilities 937 720 708 30 32 Shareholders’ equity 1,857 1,770 1,378 5 35

Galicia Seguros’ commercial activity began in 1996 as a member of Grupo Financiero Galicia. Today, Galicia Seguros is a leader in home, theft, and personal accident insurance.

Galicia Seguros Highlights $1,191 million Net Income for the year -39% vs. 2020 The data shown in the tables of this report and the $282 million consolidated Net Income financial statements 292% vs. 4Q 2020 correspond to Sudamericana Holding S.A., consolidated line by line 41.75% 86.86% with the subsidiaries ROE Combined Ratio under its control. -642 bp vs. 4Q 2020 +3,446 bp vs. 4Q 2020 336 2,957 Employees Insurance Policies (in thousands)

Results for the Fiscal Year Income Statement In millions of pesos, except otherwise noted 2021 2020 Variation (%) Earned premium 12,228 11,757 4 Incurred claims (2,241) (1,701) 32 Withdrawals (32) (26) 23 Life annuities (19) (21) (10) Acquisition and general expenses (5,550) (4,801) 16 Other income and expenses (136) (97) 40 Underwriting income 4,250 5,111 (17) Interest income 2,332 1,097 113 Net results from financial instruments (1,508) 97 (1,655) Gold and foreign currency quotation differences 39 (41) (195) Other operating income 379 761 (50) Net operating income 5,492 7,025 (22) Personnel expenses (1,615) (1,838) (12) Administrative expenses (814) (824) (1) Depreciations and devaluations of assets (363) (408) (11) Other operating expenses (14) (6) 133 Operating income 2,686 3,949 (32) Results from the net monetary position (661) (1,016) (35) Income tax (834) (987) (16) Net income 1,191 1,946 (39) Other comprehensive income 9 15 (40) Total comprehensive income 1,200 1,961 (39)

Profitability and efficiency Percentages, except otherwise noted 2021 2020 Variation (p.b.) ROA 15.25 19.84 (459) ROE 42.07 41.38 69 Efficiency ratio 80.75 72.91 784 Combined ratio 88.03 82.59 544

Results for the Quarter Income Statement In millions of pesos, except otherwise noted 2021 2021 2020 Variation (%) 4Q 3Q 4Q vs. 3Q21 vs. 4Q20 Earned premium 3,154 3,057 3,069 3 3 Incurred claims (561) (601) (595) (7) (6) Withdrawals (6) (13) (7) (54) (14) Life annuities (5) (4) (6) 25 (17) Acquisition and general expenses (1,355) (1,406) (1,282) (4) 6 Other income and expenses (62) (27) (30) 130 107 Underwriting income 1,165 1,006 1,149 16 1 Interest income 1,103 311 196 255 463 Net results from financial instruments (907) (101) 63 (798) (1,540) Gold and foreign currency quotation differences 1 — 8 — (88) Other operating income 36 54 166 (33) (78) Net operating income 1,398 1,270 1,582 10 (12) Personnel expenses (424) (425) (596) — (29) Administrative expenses (251) (186) (237) 35 6 Depreciations and devaluations of assets (77) (75) (109) 3 (29) Other operating expenses (1) — (6) — (83) Operating income 645 584 634 10 2 Results from the net monetary position (137) (133) (240) 3 (43) Income tax (226) (139) (322) 63 (30) Net income 282 312 72 (10) 292 Other comprehensive income 7 (7) (32) (200) 122 Total comprehensive income 289 305 40 (5) 623

Profitability and efficiency Percentages, except otherwise noted 2021 2021 2020 Variation (bp) 4Q 3Q 4Q vs. 3Q21 vs. 4Q20 ROA 14.13 16.13 2.93 (200) 1,120 ROE 41.75 45.20 7.29 (345) 3,446 Efficiency ratio 80.01 82.26 84.95 (225) (494) Combined ratio 86.86 89.45 93.28 (259) (642) Selected financial information Balance Sheet In millions of pesos, except otherwise noted 2021 2021 2020 Variation (%) 4Q 3Q 4Q vs. 3Q21 vs. 4Q20 Assets Cash and due from banks 54 43 60 26 (10) Debt securities 37 39 — (5) — Net loans and other financing 7 10 714 (30) (99) Other financial assets 2,684 2,805 3,674 (4) (27) Property, bank premises, equipment 907 941 977 (4) (7) Intangible assets 50 72 110 (31) (55) Assets for insurance contracts 3,218 3,168 2,847 2 13 Other non-financial assets 549 1,169 549 (53) — Total assets 7,506 8,247 8,931 (9) (16) Liabilities Liabilities for insurance contracts 3,192 3,347 3,111 (5) 3 Other non-financial liabilities 1,579 2,039 1,914 (23) (18) Total liabilities 4,771 5,386 5,025 (11) (5) Shareholders’ equity 2,735 2,861 3,906 (4) (30)

Relevant information Notes On January 31, 2022, Tarjeta Naranja S.A. issued two series of Class LI Notes: the Series I Notes, in the amount of Ps.2,715 million and having a maturity term of 12 months (and having a rate of Badlar + 3.99%); and the Series II Notes, in the amount of Ps.3,285 million and having a maturity term of 24 months (and having a rate of Badlar + 6.0%). On February 15, 2022, Banco Galicia will tender its certain Class XI Notes. Such notes will be issued in an amount of Ps.2,000 million, which amount may be increased for up to an additional Ps.6,000 million. The maturity term of such notes will be 6 months. The total amount of the issuance of the Class XI Notes will be confirmed prior to the issuance and the applicable settlement date and will disclosed in accordance with applicable law.

Regulatory changes Dividend payments On December 16, 2021, the Argentine Central Bank authorized financial entities to distribute up to 20% of accumulated profits realized through December 31, 2021. Such distribution can be made between January 1, 2022, through December 31, 2022 with the prior approval of the Argentine Central Bank and must be in 12 equal, monthly and consecutive installments.

Glossary and additional information Combined ratio: (acquisition and general expenses + personnel expenses + Non-accrual portfolio: includes loans classified under the following administrative expenses + depreciations and devaluations of assets + categories of the Argentine Central Bank classification: With Problems and incurred claims + other income and expenses) / (earned premiums + Medium Risk, High Risk of Insolvency and High Risk and Uncollectible. withdrawals + life annuities). NPL ratio: non-accrual portfolio / total financing. Cost of risk: (loan-loss provisions + loan-loss provisions on unused balances of credit cards and overdrafts, and on guarantees granted) / ROA: net income attributable to the company on average assets. average financing. ROE: net income attributable to the company on average shareholders’ Coverage: (allowance for loan losses + provisions for unused balances of equity. credit cards and overdrafts and guarantees granted) / non-accrual financing. Efficiency ratio: (personnel expenses + administrative expenses + depreciation and devaluations of assets) / (divided by net interest income plus net fee income + net result from financial instruments + foreign currency quotation differences + insurance premiums earned + certain items included in other operating income -other financial income, fees from bundles of products, rental of safe deposits boxes and other fee income- and expenses -contribution to the deposit insurance fund, other financial expenses, other fee-related expenses and turnover tax on financial income and fees- + result from the net monetary position). Financial margin: (net interest income + net result from financial instruments + foreign currency quotation differences + underwriting income from insurance business + certain items included in other operating income -other financial income- and expenses -contribution to the deposit insurance fund, other financial expenses and turnover tax on financial income- / average balance of interest-earning assets.

Inflation, exchange rate and interest rates 2021 2021 2021 2021 2020 4Q 3Q 2Q 1Q 4Q Consumer price index (IPC) (1) 582.4575 528.4968 483.6049 435.8657 385.8826 Consumer price index (IPC) (%) 10.21 9.28 10.95 12.95 11.33 Wholesale price index (IPIM) (%) (2) 8.27 7.73 11.53 16.34 13.83 Acquisition value unit (UVA) (3) 97.51 88.76 81.13 71.92 64.32 Exchange rate (Ps./US$) 102.75 98,74 95.73 91.99 84.15 Badlar (quarterly averages) 34.17 34.15 34.11 34.10 32.52 (1) Published by the Argentine National Institute of Statistics (INDEC). (2) Reference exchange rate as of the last working day of the quarter , in accordance with Communiqué “A” 3500 from the Argentine Central Bank. (3) Private banks’ 30-day time deposits rate for amounts over Ps.1 million.

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